

October 18, 2012

<u>Via E-mail</u>
Mr. Daniele Brazzi, President
Great Wall Builders LTD.
Via Kennedy 16/a Cap 40069
Bologna, Italy

> **Re: Great Wall Builders LTD**
> **Form 8-K**
> **Filed April 11, 2012**
> **File No. 333-153182**

Dear Mr. Brazzi:

We have reviewed your filing and your response to our comment letter dated August 15, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed April 11, 2012</u>

We note the responses in your letter dated October 5, 2012, provided in connection with your Form 8-K dated June 28, 2012, for Items 4.01 and 4.02 and have the following additional comments, with respect to your Form 8-K filed on April 11, 2012, announcing your acquisition of assets:

- Please describe DPOLLUTION's other revenue-producing activities and operations that were not acquired.
- Please tell us the number of employees employed by DPOLLUTION and a description of their roles.
- Quantify Mr. Brazzi's ownership of DPOLLUTION at the time of the transaction.

If you have any questions regarding these comments, please contact me at (202) 551-3355 or Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief

Cc: James B. Parsons
       Parsons/Burnett/Bjordahl/Hume, LLPO